Form 51-102F3
Material Change Report

Item 1.	Name and Address of Reporting Issuer

Alderon Resource Corp. (the “Corporation” or Alderon”) Suite 1240, 1140 West Pender Street Vancouver, B.C., V6C 4G1

Item 2.	Date of Material Change

January 20, 2011

Item 3.	News Release

A press release announcing the material change referred to in this report was issued through Marketwire on January 20, 2011, and a copy is filed on SEDAR.

Item 4.	Summary of Material Change

Alderon announced assay results from the completed 2010 drill program on the 100% owned Kamistiatusset (“Kami”) Iron Ore Project in western Labrador.

Item 5.1	Full Description of Material Change

For a full description of the material change, please see the news release attached as Schedule A to this Material Change Report.

Item 5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The name and business telephone number of an officer who is knowledgeable about the material change and this report is as follows:

Sheila Paine, Corporate Secretary. Phone: (604) 681-8030 ext. 238 Fax: (604) 681-8039

Item 9.	Date of Report

January 20, 2011

SCHEDULE A

NEWS RELEASE

Alderon Confirms Iron at Mills Lake with 30% Iron Over 193 Meters

January 20th, 2011	(TSX.V: ADV) (OTCQX: ALDFF)

Alderon Resource Corp. (TSX.V: ADV) (OTCQX: ALDFF) (“Alderon”) is pleased to announce assay results from the completed 2010 drill program on the 100% owned Kamistiatusset (“Kami”) Iron Ore Project in western Labrador.   These results are from the southern portion of the project, known as the Mills Lake Zone.

All 15 drill holes at Mills Lake intersected iron mineralization and collectively demonstrated that the Mills Lake deposit is larger and thicker than initially expected.  Highlights from Mills Lake drilling include:

Drill Hole	From (meters)	To (meters)	Length (meters)	Total Iron %
K-10-73	179.0	298.0	119.0	31.2
K-10-77	90.3	177.2	86.9	30.9
K-10-80	39.4	177.9	138.5	30.6
K-10-82	106.5	206.2	99.7	31.4
K-10-85	189.6	270.7	81.1	31.5
K-10-94A	113.3	256.5	143.2	31.5
K-10-95	40.7	123.5	82.8	30.3
K-10-97	154	346.9	192.9	30.5

The Mills Lake Zone has been defined along strike for 1,200 meters (m) and to a depth of 370m.  This zone will be part of the initial National Instrument 43-101 (“NI 43-101”) resource estimate expected in early March 2011.  The goal for the initial resource is to delineate 400 — 500 million tonnes at a grade between 28-32% iron ore.  Watts, Griffis and McOuat Limited (“WGM”) has been commissioned to provide this resource estimate and has already completed the required site visits and sampling program.  The potential tonnage and grade are conceptual in nature and it is uncertain if further exploration will delineate a mineral resource.

“It’s exciting to have our expectations exceeded in terms of thickness at Mills Lake and be able to add this zone to our upcoming resource estimate,” says Matt Simpson, Chief Operating Officer of Alderon

Complete assay highlights with drill plan maps and sections are posted on the Alderon website at: http://www.alderonmining.com/projects/kami/

True widths of the reported intercepts above vary depending on the angle of the individual drill holes and are estimated to be between 60% and 94% of the core interval as reported.  All samples were prepared from sawn NQ-sized half-core sections on site in Labrador.  Split drill core samples are then sent to SGS Mineral Services in Lakefield, Ontario for analyses.  Total iron analysis is performed using X-ray fluorescence (XRF) and the magnetic component is determined by Satmagan magnetic analysis. Standards, blanks, and duplicate assays are included at regular intervals in each sample batch submitted from the field as part of an ongoing Quality Assurance/Quality Control program.

About Alderon

Alderon is a leading iron ore exploration and development company in Canada.  The 100% owned Kami Project is located within an existing iron ore district and is surrounded by producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

Alderon’s exploration work on the Kami Property is supervised by Edward Lyons, P.Geo., the Chief Geologist for Alderon and a Qualified Person as defined by NI 43-101.  Mr. Lyons has reviewed and is responsible for the technical information contained in this news release.

For more information on Alderon, please visit our website at www.alderonmining.com

ALDERON RESOURCE CORP.

On behalf of the Board

“Mark J Morabito”

President & CEO

Vancouver Office	Toronto Office

T: 604-681-8030	T: 416-309-2135

F: 604-681-8039	F: 416-861-5887

E: info@alderonmining.com

www.alderonmining.com

This news release may contain forward-looking statements. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors discussed in the management discussion and analysis section of our interim and most recent annual financial statement or other reports and filings with the TSX Venture Exchange and applicable Canadian securities regulations. We do not assume any obligation to update any forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.